UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Ciudad de Buenos Aires, January 31st, 2022

DAJYR Note N° 12/22

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Material Fact

ENRE Resolution No. 25/2022

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the "Company") in compliance with the current regulations, in order to inform that the Ente Nacional Regulador de la Electricidad (ENRE) issued Resolution No. 25/2022 by which it decided to call a Public Hearing for February 17 of the current year, in order to inform and hear opinions regarding: (i) the treatment of the determination of the seasonal reference prices for Power, Stabilized Energy in the Wholesale Electricity Market (MEM in Spanish), as well as for the Stabilized Price of Transportation (PET in Spanish) and for the Wholesale Electricity Market of Tierra del Fuego System (MEMSTDF in Spanish); and (ii) the proposals of the concessionaires of the public service of transportation and distribution of electric energy, tending to obtain a transitory adjustment of tariffs, within the process of renegotiation of the RTI and prior to defining the tariffs to be applied by the concessionaires.

On the other hand, by means of the Resolution of reference, the ENRE requested the Company to submit the update of the financial projection (PEF in Spanish) and the Investment Plan for the year 2022, already submitted on January 19, 2021, for the years 2021 and 2022. Regarding Investments, ENRE requested a detailed submission of the works (Investment Plan) consistent with this new PEF.

The Company is preparing the information requested in order to comply in due time and form with the ENRE's requirement.

Yours faithfully,

María Jose Van Morlegan

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: January 31, 2022